SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 29, 2002

MetroGas Inc.
(Translation of registrant's name into English)

MetroGas S.A.
Gregorio Aráoz de Lamadrid 1360
(1267) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F__X__ Form 40-F_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes_____ No__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: August 29, 2002

By: ______________________

Name: Eduardo Villegas
Title: Finance Director

EXHIBIT	PAGE
Attached hereto as Exhibit A is the financial statement of MetroGAS S.A. (the "Company") for the quarter ended June 30, 2002.	4

EXHIBIT A

MetroGAS

FINANCIAL STATEMENTS

AS OF JUNE 30, 2002

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS
AS OF JUNE 30, 2002 AND 2001

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS
AS OF JUNE 30, 2002 AND 2001

INDEX

PRICEWATERHOUSECOOPERS

Price Waterhouse & Co.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

LIMITED REVIEW REPORT

To the President and Directors of
MetroGAS S.A.

1. We have carried out a limited review of the balance sheets of MetroGAS S.A. at June 30, 2002 and 2001, and of the related statements of income, changes in shareholders' equity and cash flows for the six-month periods then ended and the complementary notes and exhibits. These financial statements are the responsibility of the Company's management.

2. Our reviews were limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements, which consist mainly of the application of analytical procedures to the amounts disclosed in the financial statements and inquiries of Company staff responsible for the preparation of the information included in the financial statements and of its subsequent analysis. These reviews are substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under review. Accordingly, we do not express an opinion on the Company's financial position, the results of operations, the changes in its shareholders' equity and the cash flows.

3. In accordance with Resolutions No. 01/2002 and 03/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolutions No. 392 and 398 of the National Securities Commission, and as explained in Note 3., since January 1, 2002 the Company recognized the effects of the devaluation of the Argentine peso and has opted not to capitalize negative exchange differences related to the indirect financing of certain assets. Consequently, these financial statements consider the effect of the mentioned exchange differences on the result for the period.

4. Note 2. summarizes the conditions prevailing in Argentine exchange markets at the end of the period and the economic measures being taken by the Government in response to existing negative economic conditions, some of which have not been implemented at the date of issuance of these financial statements. Those economic measures have significantly affected the Company's economic and financial equation. The main effects were as follows: i) elimination of the tariff adjustment clause based on the U.S. dollar and indexation clause based on price indices applicable in other countries, or of any other indexation method, ii) adoption of a $ 1 to US$ 1 rate applicable to tariffs and iii) incidence of the devaluation of the Argentine currency on the Company's operating costs

and the indebtedness structure. In this scenario, the National Government has called for a utility contract renegotiation process, including the License under which the Company operates, it is not possible to anticipate the effects that could be derived from the outcome of this process. The impact generated by all these measures adopted to date by the Government on the financial statements of the Company at June 30, 2002 was calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements. Actual results could differ from Management assessments and such differences could be material. Among others, we are not in a position to foresee whether the assumptions used by the Company to prepare its projections will materialize in the future and, consequently, whether the recoverable value of certain non-current assets is in excess of their respective net carrying value. Therefore, the Company's financial statements may not include all the effects that might ultimately result from these adverse conditions.

5. The changes to the basic parameters of the Company's license as a result of the measures mentioned in the previous paragraph have resulted in the suspension of payments of principal and interest accrued on the Company's negotiable obligations as from March 25, 2002. In view of this situation, certain long-term debts could be callable by creditors and those liabilities should be reclassified as current debt.

6. Company Management is currently defining and implementing an action plan to counteract the negative impact generated by the situation described in paragraphs 4. and 5., which includes the restructuring of its total financial liabilities, the renegotiation of the main contracts with suppliers, the renegotiation of the License contract with the National Government and the reduction in investments and costs. Although Management considers that the action plan implemented will contribute to mitigating that negative impact, no assurance can be provided that it will succeed in implementing it and if once implemented it will meet the objectives. These circumstances raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements have been prepared by the Company assuming that it will continue as a going concern. Therefore, these financial statements do not include the effects of possible adjustments or reclassifications, if any, that might be required if the situations described above are not resolved in favor of continuing the Company's activities. At this stage it is not possible to predict the future development of the country's economy, the results of the License renegotiation and financial liability restructuring process, or the consequences on the economic and financial situation of the Company. Thus, Company's financial statements must be considered in the light of these uncertain circumstances.

7. Based on the work done and on our examinations of the financial statements of the Company for the years ended December 31, 2001 and 2000, on which we issued our report on March 6, 2002 with qualifications relating to the uncertain circumstances mentioned in paragraphs 4 and 6 of this report, considering the facts occurred at that

report that the financial statements of MetroGAS S.A. as of June 30, 2002 and 2001, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances of which we became aware and that we have no observations to make concerning them, except for those mentioned in paragraphs 4 to 6.

8 The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from the accounting principles generally accepted in other countries, including the United States of America.

Buenos Aires, Argentina
August 16, 2002

PRICE WATERHOUSE & CO.

By (Partner)
Miguel A. Urus

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

Legal address: Gregorio Araoz de Lamadrid 1360 - Buenos Aires

FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001

Fiscal years N° 11 and 10 commenced January 1, 2002 and 2001

Principal activity: Provision of natural gas distribution services

Date of registration with the Public Registry of Commerce: December 1, 1992

Duration of Company: Until December 1, 2091

By-laws amendments:
Approved by Shareholders' Extraordinary Meeting held on February 3, 1993
Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 18, 1994
Approved by Shareholders' Extraordinary Meeting held on June 29, 1994
Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 19, 1995
Approved by Shareholders' Extraordinary Meeting held on February 7, 1996

Parent company: Gas Argentino S.A.
Legal address: Gregorio Araoz de Lamadrid 1360 - Buenos Aires
Principal activity: Investment
Percentage of votes held by the parent company: 70%

Composition and changes in capital stock as of June 30, 2002

Composition

Classes of shares	**Subscribed, registered and paid-in**
Outstanding:	Thousands of $
Ordinary certified shares of $ 1 par value and 1 vote each:	
Class A	290,277
Class B	221,977
Class C	56,917
Capital stock as of June 30, 2002	**569,171**

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001

Changes in Capital Stock

	Subscribed, registered and paid-in
	Thousands of $
Capital as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A	12
Capital increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3030, Corporations Book 112, Volume A	388,212
Capital increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9566, Corporations Book 115, Volume A	124,306
Capitalization of the capital adjustment approved by the Shareholders' Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June17, 1997 under No. 6,244, Corporations Book 121, Volume A	56,641
Capital stock as of June 30, 2002	**569,171**

William Harvey Adamson
President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

BALANCE SHEETS

AS OF JUNE 30, 2002 AND 2001

	June 30,	
	2002	2001 (*)
	Thousands of $	
ASSETS		
CURRENT ASSETS		
Cash and banks (Note 4 a))	6,402	12,302
Investments (Note 4 b)	1,949	-
Trade receivables (Note 4 c))	163,673	364,449
Other receivables (Note 4 d))	30,117	25,891
Inventories (Note 4 e))	16,439	2,468
Total current assets	218,580	405,110
NON-CURRENT ASSETS		
Trade receivables (Note 4 f))	9,067	62,675
Other receivables (Note 4 g))	181,401	-
Fixed assets (net of depreciation) (Exhibit A)	1,722,591	1,756,115
Intangible assets (Exhibit B)	4,369	10,742
Total non-current assets	1,917,428	1,829,532
Total assets	2,136,008	2,234,642
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable (Note 4 h))	68,641	175,539
Financial debt (Note 4 i))	1,056,827	176,044
Payroll and social security	2,716	9,565
Taxes payable	10,981	51,415
Other liabilities	9,490	10,649
Contingencies reserve (Exhibit E)	727	1,807
Total current liabilities	1,149,382	425,019
NON-CURRENT LIABILITIES		
Accounts payable (Note 4 j))	-	17,088
Financial debt (Note 4 k))	494,000	604,495
Taxes payable	-	12,446
Total non-current liabilities	494,000	634,029
Total liabilities	1,643,382	1,059,048
SHAREHOLDERS' EQUITY (as per related statements)	492,626	1,175,594
Total	2,136,008	2,234,642

(*) Certain balances have been modified as described in Note 3.2.f).

Notes 1 to 15 and Exhibits A, B, C, D, E, F, G and H are an integral part of these financial statements.

William Harvey Adamson

President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

INCOME STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

	June 30,	
	2002	2001 (*)
	Thousands of $, except for per share information	
Net sales (Note 4 l))	350,106	608,966
Operating cost (Exhibit F)	(273,570)	(444,930)
Gross profit	76,536	164,036
Administrative expenses (Exhibit H)	(38,708)	(46,694)
Selling expenses (Exhibit H)	(35,199)	(29,571)
Operating income	2,629	87,771
Financing and holding results from assets - (Note 4 m))	(172,378)	5,337
Financing and holding results from liabilities - (Note 4 n))	(655,978)	(29,624)
Other income (expenses), net	337	(322)
(Loss) income before taxes	(825,390)	63,162
Income tax (Note 3.2.f))	182,572	(22,923)
Net (loss) income for the period	**(642,818)**	**40,239**
(Loss) income per share (Note 3.3.)	**(1.13)**	**0.07**

(*) Certain charges have been modified as described in Note 3.2.f).

Notes 1 to 15 and Exhibits A, B, C, D, E, F, G and H are an integral part of these financial statements.

William Harvey Adamson

President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

MAIN ACCOUNTS	SHAREHOLDERS' CONTRIBUTION CAPITAL STOCK SHARES OUTSTANDING	ADJUSTMENT TO CAPITAL STOCK	LEGAL RESERVE	RESERVE FOR FUTURE DIVIDENDS	UNAPPROPRIATED RETAINED EARNINGS	TOTAL SHAREHOLDERS' EQUITY
	Thousands of $					
Modified balance as of December 31, 2001	569,171	542,730	37,586	-	(27,304)	1,122,183
Approved by resolution of Shareholders' Meeting held on April 30, 2002:						
-Transfer to other receivables to be compensated with future earnings	-	-	-	-	13,261	13,261
Net loss for the period	-	-	-	-	(642,818)	(642,818)
Balance as of June 30, 2002	569,171	542,730	37,586	-	(656,861)	492,626
Balance as of December 31, 2000	569,171	542,730	32,894	-	27,388	1,172,183
Balance adjustment at the beginning of the year (Note 3.2.f))	-	-	-	-	(14,591)	(14,591)
Modified balance as of December 31, 2000	569,171	542,730	32,894	-	12,797	1,157,592
Approved by resolution of Shareholders' Meeting held on April 27, 2001:						
- Legal reserve	-	-	4,692	-	(4,692)	-
- Reserve for future dividends	-	-	-	22,696	(22,696)	-
Approved by resolution of Board of Directors held on May 16, 2001:						
- Allotment of the Reserve for future dividends	-	-	-	(22,237)	-	(22,237)
Net income for the period	-	-	-	-	40,239	40,239
Balance as of June 30, 2001	569,171	542,730	37,586	459	25,648	1,175,594

Notes 1 to 15 and Exhibits A, B, C, D, E, F, G and H are an integral part of these financial statements.

William Harvey Adamson
President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

	June 30,	
	2002	2001
	Thousands of $	
Cash from operating activities		
Net (loss) income for the period	(642,818)	40,239
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities		
Depreciation of fixed assets	33,130	33,417
Amortization of intangible assets	2,012	4,884
Net book value of fixed assets retired	17,579	3,954
Allowance for doubtful accounts	19,063	5,976
Allowance for inventory obsolescence	196	774
Contingencies reserve	-	61
Materials consumed	482	520
Financial cost tax	(97)	266
Financial, holding and exposure to inflation results (not providing or using funds)	48,917	-
Exchange losses	702,541	-
Income tax	(182,572)	22,923
Charges in assets and liabilities		
Trade receivables	(32,647)	(149,436)
Other receivables	(922)	(12,114)
Inventories	(605)	(375)
Accounts payable	3,987	58,033
Payroll and social security	(3,142)	424
Taxes payable	(8,540)	(24,560)
Other liabilities	1,523	(662)
Interest payable and other	46,588	3,149
Contingencies reserve	(21)	(39)
Net cash provided by (used in) operating activities	4,654	(12,566)
Cash used in investing activities		
Increase in fixed assets	(11,056)	(66,722)
Net cash used in investing activities	(11,056)	(66,722)
Cash provided by (used in) financing activities		
Proceeds from loans	-	269,921
Payment of loans and issuance expenses	-	(169,478)
Dividends paid	-	(22,237)
Net cash provided by financing activities	-	78,206
Decrease in cash and cash equivalents	(6,402)	(1,082)
Cash and cash equivalents at the beginning of the year	14,753	13,384
Cash and cash equivalents at the end of the period	8,351	12,302

Notes 1 to 15 and Exhibits A, B, C, D, E, F, G and H are an integral part of these financial statements.

William Harvey Adamson
President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

NOTES TO FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a local gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

The Argentine Government, by Executive Decree No. 2,459/92 dated December 21, 1992, granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a period of 35 years from the Takeover Date (December 28, 1992), plus an optional renewal period of 10 years under certain conditions.

The conditions under which the Company develops its activity and its regulatory framework have been significantly modified according to Note 2.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL SITUATION

Argentina is in a complex economic situation, the main indicators of which are high internal and external indebtedness, high interest rates, a significant reduction in the amount of deposits, a country risk premium that has reached levels that exceed the usual averages, and an economic recession which is already over four years old. This situation has led to a significant fall in demand for goods and services and a significant rise in unemployment levels. On the other hand, the Federal Government's ability to meet its obligations and the possibility of getting credit facilities from banks have suffered the impact of the current situation.

Since December 3, 2001, a number of measures were adopted with a view to restricting the free availability and circulation of cash as well as the transfer of funds to other countries. The Government subsequently declared the suspension of foreign debt service payments.

On January 6, 2002, following a political crisis which had led to the resignation of two presidents, the government passed Law 25,561 (the Public Emergency and Exchange Regime Reform Law -"The Emergency Law"-), which brought profound changes in the economic structure that had existed until then and modified the Convertibility Law that had been in force since March 1991. On February 3, 2002, the Government announced new economic measures which were implemented through Executive Order No. 214 (Financial system restructuring) of February 3, 2002 and Executive Order No. 260 (Exchange Regime) of February 8, 2002, which introduced some substantial modifications to certain measures that had been adopted through the Emergency Law. These executive orders are being supplemented by regulations issued by different control agencies, some of which may still be pending approval as of the date of submission of these financial statements.

Moreover, on April 24, 2002, the National Government entered into an agreement with the provinces governments that, in addition to other changes in the administration of the Nation, would set the basis for new measures not fully issued or applicable yet.

The following are some of the measures adopted by the Government which are still in force as of the date of approval of these financial statements and their effect on the economic and financial position of the Company.

Exchange regime

On February 8, 2002, Executive Order No. 260 (Exchange regime) was issued, providing that as from February 11, 2002, there would be a single free exchange market that would channel all foreign currency exchange transactions, to be made at the rates agreed between the parties, pursuant to Argentine Central Bank requirements.

Foreign currency-denominated financial debts with Argentine financial institutions

Executive Order No. 214 provides that debts denominated in US dollars or other foreign currencies owed to Argentine financial system institutions were converted into pesos at a rate of $1 per US$1 or the equivalent amount in a different currency. The amount debt is subject to a benchmark stabilization coefficient ("CER") and interest rate as from February 3, 2002. As of June 30, 2002, the financial debt of MetroGAS, to be valued as described above, amounted to US$ 44,073 thousand.

Regulatory Framework

In connection with contracts for public works and services, the Emergency Law provides that clauses providing for price adjustments in dollars or other foreign currencies, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms will no longer be in effect; a one peso/one US dollar exchange rate is fixed for tariffs; the Law further provides for the renegotiation of public utility contracts and specifies that these provisions will not prevent companies from normally complying with their obligations. The Executive Branch of Government is authorized to renegotiate public service contracts taking account of the following: (a) The impact of the tariffs on the competitiveness of the economy and on income distribution; (b) the quality of the services and the investment programs, contractually provided for; (c) the interest of users, as well as service access conditions; (d) the safety of the systems involved and (e) company profitability.

Based on the mentioned events, the recovery of receivables resulting from the deferral of the invoicing of tariff adjustments according to the variation in the US producer price index (PPI) during the years 2000 and 2001, that the Company had booked based on its prevailing rights arisen from the license basic rules and from the agreement signed with the Government and ratified by an Executive Order, which guaranteed collection through the adjustment of future tariff, has been affected (see Note 8.3).

On February 12, 2002, the Executive Branch of Government issued Executive Order No. 293, which entrusted the Economy Ministry with the renegotiation of contracts with public utility companies and creates a Committee for the Renegotiation of Contracts for Public Works and Services, the members of which were appointed by Executive Order N° 370 of February 22, 2002; including a consumer representative. This Committee will provide advice and assistance to the Economy Ministry, which must submit a renegotiation proposal or termination recommendation to the Executive within 120 days as from the effective date of Executive Order No. 293, for subsequent submission to the competent bicameral committees of Congress.

The process of the renegotiation of the license started formally on March 21, 2002, date in which the Committee distributed the guides for renegotiation approved by the Economy Ministry to the Natural Gas transportation and distribution companies.

On April 9 and 16, 2002, MetroGAS filed before the Committee the information required in the mentioned guides, making a detailed reserve of the Company and its investors rights.

Finally, on April 17, 2002, MetroGAS performed its oral presentation, as stated in the guides for renegotiation, before such Committee. The head of the Committee for the Renegotiation of Contracts resigned with Minister Remes Lenicov's departure. In June 2002 the successor for the former has been appointed, by the Economy Minister.

This renegotiation process and therefore the 120 days original term, has been affected by a court order dated May 16, 2002 preventing the Committee for the Renegotiation from taking any decision until they submit to the representative to the consumers, a member of the Committee, copy of the documentation filed by the companies and allow him to participate in the meetings in which technical matters are discussed. This order has been appealed by the Ministry of Economy. As of the date of the issuance of these financial statements it is not posible to predict the results of the renegociation process.

Contracts denominated in US dollars or containing dollar adjustment clauses

The Emergency Law also contains provisions governing contracts between private parties existing as of the effective date of the Law and providing for payment in foreign currencies or for foreign currency adjustment clauses. In this regard, the Law provides for conversion into pesos of all obligations, at an exchange rate of $1 per US$1, applying the CER to them. Should the obligations become too burdensome and the parties fail to reach agreement, the matter may be referred to the courts in order for an equitable value to be established. Obligations arising after the passing of the law may not be subject to adjustment clauses.

The Company has entered into contracts of this type, being the most important ones those corresponding to the purchase of natural gas, which are essential in order to provide the licensed service. Although negotiations with gas producers have begun, as of the date of approval of these financial statements it is not possible to predict their outcome.

Deferral of the exchange losses deduction for income tax purposes

Net losses originated from the application of the relevant exchange rates to foreign currency-denominated assets and liabilities existing as of the effective date of the Emergency Law are only deductible for income tax purposes by up to 20% per annum in each of the first five fiscal years ended after the effective date of the Law. The deferred income tax assets generated as a result of the mentioned treatment are registered in the financial statements as of June 30, 2002 as stated in Note 3.2.f).

Recognition of the effects of inflation

In accordance with Resolution N° 3/2002 from the City Professional Counsel of Economic Science ("CPCECABA") and General Resolution N° 415 from the Comisión Nacional de Valores ("CNV"), the accompanying financial statements include the effects at variations in the purchasing power of the currency in accordance with Technical Resolution N° 6 from the Argentine Federation of Professional Councils of Economic Science ("FACPCE") since January 1st, 2002 (See Note 3).

Impact on the Company's financial and economic position

The provisions of the Emergency Law modify Regulatory Framework rules applicable to the transportation and distribution of natural gas, in principle the ones providing for tariffs to be calculated in US dollars and stated in pesos and including an adjustment by reference to international indexes.

The participation of MetroGAS in the utility contracts renegotiation process provided for in the Emergency Law involves an agreement to preserve the life of the contracts, with a view to maintaining, the originally agreed conditions, both as regards form and substance.

The regulations governing gas distribution guaranteed that foreign investments made in Argentina would be protected under the principle of "legal security" at the federal level (Federal Law 24,076 and its regulation) and at the supranational level (execution of Bilateral Treaties on Promotion and Mutual Protection of Investments). This was based on a currency board system, dollar-denominated rates and adjustments made by applying international market indicators.

This structure has been seriously affected not only by the measures adopted as a result of the emergency but also because it has de facto been abrogated, which has led to a legal uncertainty that it makes it impossible for the Company to invest and carry on its business. Remedying this goes well beyond the scope of the renegotiation process.

Normalizing the contract requires that the fundamental guidelines of the Regulatory Framework and the International Bidding be respected, under which investors decided to take part in the privatization process.

In view of the substantial and significant adverse changes that have taken place in Argentina, on March 25, 2002, MetroGAS announced the suspention of principal and interest payments on all of its financial debt (see Note 9.1).

The circumstances above described, have been considered by MetroGAS Management in performing the significant accounting statements included in these financial statements corresponding to the recoverable value of non – current assets. Accordingly, Company Management periodically performs economic and financial projections based on alternative scenarios that considers macroeconomic, financial, market and regulatory assumptions that are probable and conservative. Based on the facts above mentioned, Management has considered in preparing the projections price changes and adjustment to the Company operating costs to recompose its economic and financial equation. Actual results could differ from those estimated.

<u>The Company's action plan</u>

The Company's management is currently implementing an action plan in order to reverse the major impact of the scenario on the results of the Company's operations. Some of the main steps under way include the following:

- To begin the review process in connection with the renegotiation of Licence agreements;
- To prepare a detailed list of contractual obligations payable and receivable in order to assess the level of legal, economic and financial exposure and to determine the action plan for renegotiating and adjusting contracts to the reality of the economy;
- To undertake a plan for reducing investments and expenses without thereby affecting normal and reliable gas supply;
- To ensure business continuity by means of a strict financial control, in order to adjust financial expenditure to the actual availability of funds, until financial system liquidity is restored;
- To secure any necessary tax advice in order to make the best possible tax use of tax losses arising out of the impact on the Company's results;
- To retain international financial advisors to develop a comprehensive plan to restructure all of the Company's financial indebtedness (see Note 9.1.).

The impact of the set of measures adopted by the Government on the Company's financial statements as of June 30, 2002, has been calculated on the basis of assessments and estimations made by MetroGAS management as of the date of preparation of these statements. Actual future results could differ from the assessments and estimations made as of the date of preparation of these financial statements and such differences could be significant. Consequently, the Company's financial statements cannot state all adjustments that could result from these conditions. On the other hand, at present it is not possible to predict the evolution of the Argentine economy and the outcome of the License Renegotiations process and their consequences on the Company's financial and economic position. Accordingly, any decisions to be made on the basis of these financial statements should take account of the effects of these measures as well as their future evolution, and the financial statements should be read in light of such uncertain circumstances.

NOTE 3 - SUMMARY OF ACCOUNTING POLICIES IN ACCORDANCE WITH GENERAL RESOLUTION N°368 OF THE CNV

The financial statements have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP") and in accordance with the requirements of the CNV.

In accordance with Resolution N° 392 of the CNV, as from the current year, the Company has recognised the devaluation of the argentine peso in the item Financing and holding results in the Income Statements as of June 30, 2002.

The exchange losses generated as of June 30, 2002 as a consequence of the devaluation of the argentine peso amounted to $704,515 thousand.

3.1. Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to generally accepted accounting principles and control body requiriments, the restatement for inflation has been discontinued through December 31, 2001. In accordance with CNV General Resolution N° 415 dated July 25, 2002 financial statements should be expresed in constant Argentine pesos and restated for inflation since January 1st, 2002. For this purpose, FACPCE Resolution N° 6 has been adopted, considering that accounting measuraments restated as of August 31, 1995, as well as those corresponding to the period as from that date to December 31, 2001, will be considered restated as at this last date.

Balances as of June 30, 2001, disclosed in this financial statements for comparative purposes have been restated for inflation as of June 30, 2002.

Accordingly, conversion factors derived from the internal wholesale price index ("IPIM"), issued by the Nationnal Institute of Statistics and Census ("INDEC"), have been used. The inflation rate for the period amounted to 95% in accordance to the mentioned index.

3.2. Valuation criteria

The principal valuation criteria used in the preparation of the financial statements are as follows:

a) Cash, investments, trade and other receivables and liabilities

Amounts in Argentine pesos without principal adjustment clauses have been valued at nominal value, which include accrued interest through the end of each period, if applicable.

Amounts in Argentine pesos, with CER adjustment clause have been valued applying CER adjustment clouse since February 3, 2002 on the corresponding nominal values, including accrued interest through the end of each period, if applicable.

Amounts in foreign currency have been valued at nominal value converted at period-end exchange rates, except for financial debts in foreign currency owed to Argentine financial system institutions which have been converted into pesos at a rate of $1 per US$1 (see Note2), including accrued interest, if applicable.

Trade receivables include accrued but unbilled services as of the end of each period. As of June 30, 2001, trade receivables include the amounts resulting from the deferral of the billing of the tariff adjustments related to the changes in the US Producer Price Index ("PPI") (see Note 8.3). Trade receivables are stated net of the allowance for doubtful accounts, which is based on the Company's estimates of collections.

Treasury bills issued by Buenos Aires Province named "Patacones" and bills issued to cancel Province obligations named "Lecops" have been valued at nominal value (see Note 5).

b) Inventories

Warehouse material has been valued at weighted average price since July 1998 as a result of the change of accounting system. Those values do not differ significantly from replacement costs at June 30, 2002 and 2001.

c) Fixed assets

For fixed assets received at the time of the granting of the License, their original value has been based on the global transfer value defined in the Transfer Agreement, which was the equivalent of the shareholders' contributions and the liabilities transferred.

Based on the special work performed by independent experts, the global original value mentioned above has been assigned to the transferred assets based on their respective fair value. The remaining useful life has been determined based on the years of service estimated by the Company according to the type, current condition and renewal and maintenance programs of the assets.

Assets acquired or constructed after the granting of the License have been valued at their acquisition cost restated on constant Argentine pesos as described in Note 3.1., except for distribution networks constructed by third parties (several associations and cooperative organizations). As established by ENARGAS these distribution networks are valued at the amounts equivalent to specific gas cubic meters.

Fixed assets are depreciated under the straight-line method, using annual rates sufficient to extinguish asset values by the end of their estimated useful lives.

The Company capitalized the net cost of external financing of construction work in "Fixed assets" until such construction is ready to be put into service. As mentioned in Note 9, the capitalized interest during the periods ended June 30, 2002 and 2001 amounted to $ 2,873 thousand and $ 3,469 thousand, respectively.

The Company capitalized during the periods ended June 30, 2002 and 2001 $ 2,778 thousand and $ 5,019 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

Pipeline gas inventories have been valued at their respective replacement costs.

Warehouse material has been valued at weighted average price since July 1998 as a result of the change of accounting system. Those values do not differ significantly from replacement costs at June 30, 2002 and 2001.

Aggregate fixed assets value does not exceed each recoverable value.

d) Intangible assets

Intangible assets represent costs related to the issuance of debt pursuant to the Medium-Term Note Program, which amortization was estimated in accordance with the debt maturity of the corresponding series and certain projects related to future income generation, which amortization was estimated over a three-year term.

e) Severance indemnities

Severance indemnities are expensed when paid.

f) Income tax

Until December 31, 2001 income tax was recorded on the basis of the estimated tax liability for each fiscal year, calculated pursuant to the procedures set forth by applicable tax provisions. As from 2002 fiscal year, income tax has been recorded under the deferred income tax method.

The realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on its best estimates as stated in Note 2. Based on these projections, MetroGAS has recorded as of June 30, 2002 a valuation allowance against these deferred tax assets.

Consequently, income tax charge for the current period has been determined as follows:

	Thousands of $
Deferred income tax assets related to loss carryforwards for the period	84,115
Other deferred income tax assets	309,319
Subtotal	393,434
Valuation allowance (Exhibit E)	(189,751)
Deferred income tax liabiliites	(21,111)
Income tax	182,572

The financial statements as of June 30, 2001, included for comparative purposes, have been adjusted retroactively considering the mentioned change. Consequently, previously informed net income for the period and retained earnings as of that date increased by $2,145 thousand and diminished $12,446 thousand, respectively.

g) Shareholders' equity accounts

These accounts have been restated on a constant Argentine peso basis as mentioned in Note 3.1., except for the "Capital stock" account which has been maintained at its original amount. The adjustment required since January 1st, 2002 has been disclosed under "Adjustment to capital stock" account.

h) Recognition of revenues

The Company recognizes revenues on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each period. The amounts effectively delivered have been determined based upon the volumes of gas purchased and other historical data.

i) Income Statements accounts

These accounts have been restated in constant Argentine pesos as of the end of each period, as follows:

- Accounts accumulating monetary transactions throughout the year (net sales, operating costs, administrative and selling expenses and other losses net) have been restated in period-end constant Argentine pesos, applying to the original value the conversion factor corresponding to the month when the transaction occurred.

- Income charges related to non-monetary assets valued at restated cost (depreciation of fixed assets and amortization of intangible assets) have been computed based on the restated amounts of such assets.

- Holding results on inventories which are valued at replacement cost are stated net of the effect of each period's inflation on such inventories and have been disclosed in the Income Statements as "Financing and holding results from assets".
- Financing results (interest, exchange gains/losses) have been disclosed net of the effect of inflation of the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed as "Results of exposure to inflation".

3.3. (Losses) and Earnings per share

Losses and earnings per share were calculated on the basis of weighted average shares outstanding at June 30, 2002 and 2001, which amounted to 569,171,208.

3.4. Financial instruments

The Company has used a financial instrument to manage its exposure to fluctuations in the euro exchange rate. This instrument, as stated in Note 9.1., corresponds to future foreign currency purchase agreement. The corresponding amounts payable are accrued in "Current financial debt" and the related charges are included in "Financial and holding results".

MetroGAS has not used any other financial instruments to manage its exposure to fluctuations in foreign currency or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

The Company does not use financial instruments for trading purposes.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

	June 30,	
	2002	2001
	Thousands of $	
Assets		
Current assets		
a) Cash and banks		
Cash	89	811
Banks	3,505	6,365
Collections to be deposited	2,808	5,126
	6,402	12,302
b) Investments		
Government Securities (Exhibit C)	1,948	-
Saving account deposits (Exhibit D)	1	-
	1,949	-
c) Trade receivables		
Trade accounts receivable	129,445	236,018
Unbilled revenues	77,002	125,050
PPI to be billed (Note 8.3.)	-	45,799
Change in turnover tax for Province of Buenos Aires (Note 15.1.)	3,174	5,622
Easements to be recovered	2,830	13,110
Allowance for doubtful accounts (Exhibit E)	(48,778)	(61,150)
	163,673	364,449
d) Other receivables		
Affiliate companies (Note 6 a))	34	-
Other advances	10,330	7,832
Take-or-pay to be recovered	18,634	14,298
Other receivables	771	1,409
Insurance and other prepaid expenses	348	2,352
	30,117	25,891
e) Inventories		
Materials to be disposed	15,649	-
Warehouse materials	1,239	3,839
Allowance for inventory obsolescence (Exhibit E)	(449)	(1,371)
	16,439	2,468
Non-current assets		
f) Trade receivables		
PPI Stabilization Fund (Note 8.3.)	-	35,545
Change in turnover tax for Province of Buenos Aires (Note 15.1.)	6,465	17,095
Easements to be recovered	2,602	10,035
	9,067	62,675
g) Other receivables		
Deferred income tax assets	174,613	-
Receivables for dividends distributed in advance	2,036	-
Receivables for dividends distributed in advance with affiliate companies (Note 6 b))	4,752	-
	181,401	-

	June 30,	
	2002	2001
	Thousands of $	
Liabilities		
Current liabilities		
h) Accounts payable		
Gas and transportation	46,902	89,912
Other purchases and services	11,300	53,947
Affiliate companies (Note 6 c))	10,439	12,686
PPI provision payable (Note 8.3.)	-	18,994
	68,641	175,539
i) Financial debt		
Secured overdrafts with foreign financial institutions (Note 9) (Exhibit G)	190,000	97,677
Overdrafts with Argentine financial institutions (Note 9)	54,910	59,607
Negotiable bonds (face value) (Note 9) (Exhibit G)	793,695	-
Swap effect (Note 9) (Exhibit G)	(53,362)	2,491
Interest and other prepaid expenses	(93)	(492)
Interest and other expenses payable - Secured overdrafts with foreign financial institutions (Note 9) (Exhibit G)	70,235	16,728
Interest and other expenses payable - Overdrafts with Argentine financial institutions (Note 9)	1,442	33
	1,056,827	176,044
Non-current liabilities		
j) Accounts payable		
PPI Stabilization Fund (Note 8.3.)	-	17,088
	-	17,088
k) Financial debt (Note 9) (Exhibit G)		
Negotiable bonds (face value)	494,000	602,088
Swap effect	-	2,407
	494,000	604,495
Income statements		
l) Net sales		
Gas sales	298,027	538,540
Transportation and distribution services	43,151	58,597
Processed natural gas sales	8,928	11,829
	350,106	608,966
m) Financing and holding results from assets		
Results of exposure to inflation	(162,829)	-
Holding results	(15,517)	-
Interest	5,450	5,218
Exchange gains	518	119
	(172,378)	5,337
n) Financing and holding results from liabilities		
Results of exposure to inflation	75,487	-
Holding results	31,598	-
Others (Exhibit H)	(763,063)	(29,624)
	(655,978)	(29,624)

NOTE 5 - BREAKDOWN OF DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables breakdown are as follows:

	June 30,	
	2002	2001
	Thousands of $	
5.1. Investments		
- Becoming due		
under 3 months	1,949	-
Sub-total	1,949	-
Total	1,949	-
5.2. Receivables		
- Past due		
under 3 months	13,412	27,832
from 3 to 6 months	4,638	3,723
from 6 to 9 months	5,112	5,179
from 9 to 12 months	5,142	8,250
from 1 to 2 years	6,323	12,880
more than 2 years	35,802	62,531
Sub-total	70,429	120,395
- Without due date (*)	7,586	87,042
- Becoming due		
under 3 months	156,163	264,676
from 3 to 6 months	2,939	4,585
from 6 to 9 months	1,854	6,119
from 9 to 12 months	3,597	4,218
from 1 to 2 years	3,458	12,863
more than 2 years	187,010	14,267
Sub-total	355,021	306,728
Allowance for doubtful accounts	(48,778)	(61,150)
Total	384,258	453,015

	June 30,	
	2002	2001
	Thousand of $	
5.3. Payables		
- Past due		
under 3 months	181,532	1,784
from 3 to 6 months	94,701	320
from 6 to 9 months	1,734	660
from 9 to 12 months	419	1,311
from 1 to 2 years	827	3,122
more than 2 years	776	375
Sub-total	279,989	7,572
- Without due date (*)	8,788	47,601
- Becoming due		
under 3 months	456,772	283,549
from 3 to 6 months	25,220	75,194
from 6 to 9 months	-	1,371
from 9 to 12 months	377,886	25,013
from 1 to 2 years	494,000	379,837
more than 2 years	-	237,104
Sub-total	1,353,878	1,002,068
Total	1,642,655	1,057,241

(*) As of June 30, 2001 balances resulted from the deferral of the invoicing of the PPI tariff adjustments were included (see Note 8.3).

As of June 30, 2002, investments corresponded to "Patacones", which accrue an annual interest rate of 7% and the Company has recorded these investments at their par value as they are used to cancel taxes payable; and "Lecops" which do not accrue interest. Additionally, as of June 30, 2002 investments comprised saving account deposits, accruing interest at an average rate of 3.5% per annum. Pursuant to the terms of the License, in the case of invoices for services not paid on their due date, the Company will be entitled to collect interest on late payment at a rate equivalent to 150% of the 30-day interest rate in local currency, collected by the Banco de la Nación Argentina, as from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection. These conditions could be modified according to what is stated in Note 2.

The receivable corresponding to changes in turnover tax in the Province of Buenos Aires accrues interest at an annual 9.5% rate. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9.

NOTE 6 - TRANSACTIONS AND BALANCES WITH AFFILIATE COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's capital stock, is the controlling shareholder of MetroGAS. MetroGAS carries out certain transactions with the shareholders of Gas Argentino who as of June 30, 2002 are as follows: British Gas International B.V. (a wholly owned subsidiary of BG Group plc.) ("British Gas") (54.67%) and YPF S.A. ("YPF") (45.33%) or with their affiliates.

On December 21, 2001 Argentina Private Development Company Ltd. (subsidiary of YPF) transferred its interest in Gas Argentino to YPF.

The financial statements include the expenses derived from the following transactions with affiliate parties:

- Direct and indirect gas supply contracts with YPF.
- Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited (member of British Gas holding).
- Fees under the Manpower Supply Agreement with BG International Limited (member of British Gas holding).

Significant transactions with affiliate parties are as follows:

	June 30,	
	2002	2001
	Thousands of $	
Gas purchases	24,779	36,475
Technical operator's fees	2,865	6,744
Manpower supply	2,805	1,250

The outstanding balances as of June 30, 2002 and 2001 from transactions with affiliate companies are as follows:

	June 30,	
	2002	2001
	Thousands of $	
Current Assets		
a) Other receivables		
BG International Limited	34	-
	34	-
Non Current Assets		
b) Other receivables		
Gas Argentino	4,752	-
	4,752	-
Current Liabilities		
c) Affiliate companies		
BG International Limited	4,577	4,800
YPF	5,862	7,886
	10,439	12,686

NOTE 7 - RESTRICTED ASSETS

The conditions mentioned below have been and/or could be modified in accordance with the provisions included in Note 2. As of the date of submission of these financial statements it is not yet possible to assess the impact of these modifications.

A substantial portion of the assets transferred by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. Therefore, the Company is obliged to segregate and maintain them together with any future improvements in accordance with certain standards defined in the License.

The Company should not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service, without prior authorization from the Ente Nacional Regulador del Gas ("ENARGAS"). Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to secure credits maturing after a period of one year, used to finance new extensions of and improvements to the licensed service.

Upon expiration of the License, the Company will be obliged to transfer to the Argentine Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The net book value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the PPI, net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (See Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

The conditions mentioned below have been and/or could be modified in accordance with the provisions included in Note 2. As of the date of submission of these financial statements it is not yet possible to assess the impact of these modifications.

The natural gas distribution system is regulated by Law No. 24,076 (the "Gas Act"), which, together with Executive Decree No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establish the legal framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among production, transmission and distribution of gas and restrictions on transfer of capital stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

Tariffs for gas distribution services were established in the License and are regulated by ENARGAS.

The tariff formula is subject to adjustment as from December 31, 1997, and thereafter every five years, according to the criteria that the ENARGAS will establish. The ratemaking methodology contemplated by the Gas Act and the License is the so-called "price cap with periodic review" methodology, a type of incentive regulation which allows regulated companies to retain a portion of the economic benefits arising from efficiency gains.

In addition, the Company's tariffs are subject to semi-annual adjustments as a result of changes in the PPI and other factors and periodic adjustments in the Company's costs of purchasing and transporting gas.

8.1. Distribution License

The License authorizes MetroGAS to provide natural gas distribution service for 35 years. Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Argentine Executive Power. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the license.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it had complied with its obligations, to match the best bid offered to the Argentine Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the net book value of certain specified assets of MetroGAS or the proceeds, net of costs and taxes, paid by the successful bidder in a new competitive bidding process (see Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its license area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner, which obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide a distribution service, to maintain a continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out the Mandatory Investment program, to keep certain records and to provide periodic reports to ENARGAS.

8.2. "K" Investment Factor

Under the tariffs tables effective as from July 1, 1998 to July 1, 2001, ENARGAS reported the Company's compliance, in 1998, 1999, 2000 and the first semester of 2001, with works related to network extension and granted the Company the "K" Investment Factor. However, the Company has requested the ENARGAS to reconsider the procedure regarding the K factor application, as a result of not applying the "K" factor to homogeneous distribution margins as stated when originally determined.

8.3. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as of January 1, 2000, without including the tariffs variation pursuant to the PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Argentine Government, the Distribution and Transportation Companies agreed to defer the collection of the amounts related to the PPI adjustment corresponding to the first six months of 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the PPI during the first semester of 2000, as from July 1, 2000 and through a ten-month period.

On July 17, 2000, the Distribution and Transportation Companies, ENARGAS and the Argentine Government agreed to pass through to the tariffs, as from July 1, 2000 of: a) the PPI adjustment deferred for the first six months of 2000; and b) prospectively increasing the tariff by the PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the PPI adjustments corresponding to the period from July 1, 2000 through June 30, 2002. The accumulated amounts during the deferral period were guaranteed by the National Government, and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Decree No. 669 was issued by the Executive National Government, confirming the terms of this Agreement.

On August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669, refering mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the PPI adjustment. MetroGAS, as well as most distribution and transportation companies appealed this ruling and the corresponding ENARGAS resolution. Additionally, ENARGAS and the Executive Power also appealed the court order. On October 5, 2001 this appeal was rejected by the Chamber of Appeals. The Argentine Government, as well as several gas companies have appealed the decision before the Supreme Court. It is not possible to estimate when the Court will rule on this matter. On the other hand, the merits of the question under discussion are still pending.

As a result of (i) the Argentine financial crisis (see Note 2), which limited the ability of the Federal Government to honour its obligations as well as access to credit facilities and led to a formal sovereign debt default declaration in December 2001 and (ii) the subsequent passing of the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso/one dollar rate for tariffs and ordering renegotiation of utility contracts, (the scope of which has not been accurately defined), passing PPI on to tariffs, as rightfully claimed by the company, becomes impracticable. Both a transfer to the tariffs as well as the possibility of recovery through the Federal Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the above mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of PPI adjustments were reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The mentioned reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

The financial statements as of June 30, 2001, disclosed for comparative purposes, include the amount related to the PPI to be billed and the corresponding liability with transportation companies, while since January 1, 2002, MetroGAS has discontinued the accrual of PPI based on the above-mentioned circumstancies.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the PPI adjustment. Consequently, MetroGAS has filed and administrative action, which resolution as of the date of issuance of these financial statements is pending.

8.4. General Matters

The License could be revoked by the Argentine Government upon the recommendation of ENARGAS in the following circumstances:

- Serious and repeated failure by the Company to meet its obligations.
- Total or partial interruption of noninterruptible service for reasons attributable to the Company of a duration in excess of the periods stipulated in the License within a calendar year.
- Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.
- Bankruptcy, dissolution or liquidation of the Company.
- Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.
- Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

With regard to restrictions, the License stipulates that the Company may not assume the debts of Gas Argentino or grant loans, encumber assets to secure debt or grant any other benefit to creditors of Gas Argentino.

NOTE 9 - FINANCIAL DEBT

The following table sets forth a breakdown of the Company's Financial Debt as of June 30, 2002 and 2001, indicating the average interest rates and maturity date for each credit line:

	June 30,			
	2002		2001	
Financial Debt	Interest Rate	Maturity	Interest Rate	Maturity
Medium-Term Negotiable Bonds - 1998 Global Program:				
Series A	9 7/8 %	04/01/2003	9 7/8%	04/01/2003
Series B	7.375 %	09/27/2002	7.375%	09/27/2002
Series C	Libor + 3.25%	05/07/2004	Libor + 2.625%	05/07/2004
Overdrafts with Argentine financial institutions□	8.00%	03/25/2002	6.85%-7.50%	07/02/2001-07/06/2001
Secured overdrafts with foreign financial institutions	7.94%-11.26%	03/26/2002-06/30/2002	7.07%-8.05%	07/17/2001-06/14/2002

Details regarding the amount of the nominal interest and the effect of the capitalized interest for the years ended June 30, 2002 and 2001 are as follows:

	June 30,	
	2002	2001
	Thousands of $	
- Nominal financial cost	61,043	30,964
- Net financial results of other debts	58	107
Total interest	61,101	31,071
- Capitalized interest (Note 3.2.c))	(2,873)	(3,469)
Total interest charged to the results of operations	58,228	27,602

9.1. Short and Medium-Term Negotiable Bonds

1998 Global Program:

The Shareholders' Extraordinary Meeting held on December 22, 1998 approved the creation of a Global Program for issuing simple non-convertible Short and Medium-Term Negotiable Corporate Bonds, for an amount of up to US$600 million (or the equivalent in other currencies or currencies combination) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Corporate Bonds of MetroGAS.

On March 27, 2000, MetroGAS has placed and issued US$100 million Series A Notes, maturing in 2003, for a price equivalent to 99.677% of the face value, which shall earn interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the BCBA on March 24, 2000 and on Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS has placed and issued Euros 110 million Series B Notes (equivalent to approximately US$94.4 million, at the exchange rate from the date of the issuance), maturing in 2002, for a price equivalent to 99.9% of the face value, which shall earn interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000. The Company has entered into a future euro purchase agreement in order to manage its exposure to the devaluation of the US dollar with respect to the euro. Accordingly, in such agreement an exchange rate was fixed (0.8585 Euros per US dollar) at the interest' cancellation date and the maturity date of the Series.

On May 7, 2001, MetroGAS issued US$130 million Series C Notes, out of which US$115 million were placed at the moment of the issuance and the remaining U$S 15 million were placed on August 7, 2001, maturing in May 2004, at a price equal to 100% of the face value with a floating rate of LIBO plus 2.625% up to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company as they are to most of the Argentine companies.

Upon reaching agreement with the Government on the contractual arrangements resulting from the legally required renegotiation, MetroGAS intends to develop and to propose to its financial creditors a comprehensive plan to restructure all of the Company's financial indebtedness.

MetroGAS has retained J.P. Morgan Securities Inc. and legal advisors under Argentine and New York Law in order to assist the Company with the development of such restructuring plan.

Due to the payment suspension announcement, the Company has defaulted capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. In this situation, certain long-term debts may become due and payable upon creditors request. This circumstance has not occurred as of the date of submission of these financial statements. The offering memorandums and overdrafts agreements include additional interest clauses in case of default in payments of about 2% annually.

On March 26, 2002, Buenos Aires Stock exchange decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading due to the above-mentioned.

On March 27, 2002, Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Subsequently, as of June 30, 2002, MetroGAS made an early termination of the euro-currency swap above-mentioned. The funds obtained were used to make an extraordinary, one-time payment on its accrued interest until April 30, 2002 correponding to the Negotiable Corporate bonds, as well as the interest corresponding to the remaining financial debt. The Company believes that these payments resulted in its financial creditors are being treated equitably with respect to the total amount paid.

9.2 Non-current financial debt

Maturities of principal amounts of non-current financial debt as of June 30, 2002 are as follows:

	2004
	Thousands of $
Medium-term Negotiable Bonds	494,000
	494,000

NOTE 10 - CAPITAL STOCK

As of June 30, 2002, the Company's capital stock amounted to $569,171 thousand, all of which is fully subscribed, paid-in and registered.

The latest capital increase to $569,171 thousand was approved by the Shareholders' Extraordinary Meeting held on March 12, 1997. This increase was authorized by the CNV on April 8, 1997 and by the BCBA on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino, the holding company, owns 70% of the total Company's capital stock, the 20% originally held by the Government was subject to an Initial Public Offering as specified below, and 10% is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (See Note 13).

In accordance with the Transfer Agreement, in 1994 the Argentine Government offered to sell, through an initial public offering, its 20% holding in the Company's capital stock, represented by 102,506,059 Class B shares, which were transferred to private entities.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, admitted to public offering all the Company's outstanding shares at such date. The ADSs issued in the United States were registered with the SEC. The Class B shares and the ADSs were approved for listing on the BCBA and the NYSE, respectively.

The Company is required to keep in effect the authorization to offer the Company's capital stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of 15 years as of the respective dates on which such authorizations are granted.

Once this first five years after the Take Over Date have elapsed, any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

The Shareholders Meeting held on April 27, 2001, ratified the interim cash dividend of $66,714 thousand, equivalent to $0.12 per share and 6% of capital stock, which was placed at the disposal of shareholders as from November 29, 2000. In addition, it was proposed the setting up of a Reserve for future dividends amounting to $22,696 thousand.

On May 16, 2001 the Company's Board of Directors resolved to allocate the Reserve for future dividends set up on April 27, 2001 to the distribution of cash dividends amounting to $ 22,237 thousand ($ 0.04 per share, equivalent to 2% of the capital stock) placed at the disposal of shareholders as from May 30, 2001.

Based on the financial statements as of September 30, 2001 which recorded a net income of $ 89,758 thousand, MetroGAS' Board of Directors approved on November 15, 2001, an interim dividend of $66,714 thousand equivalent to 74% of the "Unappropiated Retained Earnings" as of that day, maintaining the Company's dividend's policy since the beginning of operations and equivalent to $ 0.12 per share and 6% of capital stock; which was placed at the disposal of shareholders as from November 23, 2001. The dividend was paid out of the "Reserve for future dividends" totaling $460 thousand and $66,254 thousand out of MetroGAS' "Unappropriated Retained Earnings".

The Shareholders Meeting held on April 30, 2002, ratified the above-mentioned interim dividend and approved MetroGAS' Board of Directors proposal regarding the consideration of the interim dividend distributed as a dividend paid in advance of net income for the year 2001, and ratified the transference of the balance not absorbed by unappropiated retained earnings as a credit in favour of the Company, to be balanced with future earnings.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law and the Company's by-laws, 5% of the Company's net income for the year must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to capital stock.

The Company's by-laws provide for issuing a Profit Sharing Bonus, equivalent to 0.5% of the Company's net income, to be paid annually to all the Company's employees (see Note 13). The amount corresponding to this caption, calculated on the basis of income for the year, has not been deducted as an expense in the Income Statements for the six-month period ended June 30, 2002 and 2001 due to the net loss generated during these periods.

Additionally, according to the offering of the Series C of Negotiable Bonds (see Note 9), the Company will not be able to declare or pay dividends while existing an event of default.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, can sell part of its participation in the Company under the condition that it must maintain 51% of MetroGAS' equity.

Transfer that could decrease Gas Argentino's interest in MetroGAS in less than 51%, are subject to a prior approval from the ENARGAS. The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

- The sale covers 51% of capital stock or, if the proposed transaction is not a sale, the act of reducing the shareholding will result in the acquisition of a shareholding of not less than 51% by another investing company,
- The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and
- The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new investor company's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Argentine Government, which provided for the creation of the Company, established that 10% of the capital stock represented by Class C shares was to be included in the PPP, as required under Chapter III of Law No. 23,696, the instrumentation of which was approved on February 16, 1994 by means of Decree No. 265/94 of the National Executive Power. The Class C shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550, in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts have been expensed on the Income Statement of each period (See Note 11).

Participants in the PPP purchased their shares from the Argentine Government for $1.10 per share, by either paying cash for them or by applying dividends on such shares and 50% of their profit sharing voucher to the purchase price. The trustee will retain custody of the Class C shares until they are fully paid.

Once the Class C shares are fully paid, they may be converted at the request of the holders thereof into freely disposable Class B shares. This decision is to be taken by the Class C shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 14 - LONG-TERM CONTRACTS

In order to satisfy gas demand, MetroGAS entered into long-term contracts to assure reasonable amounts of gas supply and gas transportation services. In order to efficiently provide the license service, MetroGAS entered into long-term contracts for the administration of the business through the Technical Assistance Agreement.

14.1. Gas supply

As a consequence of the Emergency Law provisions (see Note 2), the Company has begun renegotiations with gas producers. As of the date of submission of these financial statements it is not yet possible to predict their outcome.

Under different long-term contracts with YPF, Perez Companc, Total Austral/Pan American Energy/Wintershall Energía joint venture and other producers of Tierra del Fuego, Neuquén and Santa Cruz Provinces, the Company is entitled to purchase a major portion of its natural gas needs as follows:

	Volumes - Daily averages for the years				
	2002	2003	2004	2005	2006
MMCM/d (1)	12.0	11.5	7.1	5.3	2.1
MMCF/d (2)	425.1	405.5	250.0	187.0	73.8

According to the long-term contract provisions, the minimun natural gas volumes and amounts that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are as follows:

	Volumes - Daily averages for the years				
	2002	2003	2004	2005	2006
MMCM/d (1)	9.0	8.5	4.8	3.7	1.3
MMCF/d (2)	318.5	300.9	168.2	130.5	47.5
Amount committed/year (3)	150.8	138.2	80.5	66.8	23.7

(1) Millions of cubic meters per day
(2) Millions of cubic feet per day
(3) Millions of dolars. As a consequence of the Emergency Law gas purchased has been valued according to the provisory values used by the ENARGAS to determine winter-period tariffs. Since July 2002 and up to the end of these agreements terms, prices have been considered at a $ 1= U$S 1 conversion rate.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (avoiding MetroGAS network). Management does not consider it likely that the Company will incur in a material take-or-pay liability for volumes of gas not taken as of June 30, 2002.

14.2. Gas transportation

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions (see Note 2) applicable to utility services, which include natural gas transportation. As of the date of submission of these financial statements it is not yet possible to assess the impact of these modifications.

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2004 and 2016, with Transportadora de Gas de Sur S.A., Transportadora de Gas del Norte S.A. and other companies, which provide for firm transportation capacity of 22.8 MMCM per day, considering the transportation capacity contracted as of June 30, 2002.

The Company is obligated to pay approximately $369,340 thousand for the entire period between 2002 and 2003; $452,470 thousand for the entire period between 2004 y 2006 and $1,059,620 thousand for the entire period between 2007 y 2016, for firm transportation capacity under such contracts.

14.3. Gas delivery commitments

In order to compete with fuel oil as an alternative energy source for power plants and to prevent the bypass of its distribution system by major customers, MetroGAS has agreements in place with certain dual-fuel power plants whereby it commits to deliver during the winter months minimum volumes of gas on an interruptible basis. If minimum volumes are not met, MetroGAS is required to refund a portion of any excess of fuel oil price over gas prices on undelivered volumes.

14.4. Technical assistance agreement

As a consequence of the Emergency Law (Note 2), the Company is re-negotiating this agreement.

Under this agreement, BG International Limited (member of British Gas holding) provides technical assistance to the Company for the payment of an annual technical assistance fee equal to the greater of US$3,000 thousand or 7% of the amount obtained after substracting US$3,000 thousand from pre-tax income before financing results. The original contract was in force for a term of eight years as from Takeover Date. Provided that the contract is renewable with the consent of both parties, they agreed its renewal for an additional eight-year term in force as from December 28, 2000. The terms and conditions of the original agreement were maintained. The expenses resulting from this contract, the technical operator's fees, are disclosed in Note 6.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Transfer to tariff - Turnover Tax

On November 17, 1997, the ENARGAS issued Resolution No. 544/97 authorizing the passing through to tariff of the variation in the taxable base for the Turnover Tax within the jurisdiction of the Province of Buenos Aires from January 1993 to December 31, 1997, for an amount of $16,824 thousand. In addition the resolution established a term for the recovery of the above mentioned amounts of 96 months.

In view of the term for recovery established by ENARGAS for the amount accumulated at December 31, 1997, the Regulator laid down in Note No.108 dated January 12, 1998 that such amounts accrue interest at an annualized percentage rate of 9.5%.

Consequently, as of June 30, 2002 and 2001 the financial statements of the Company included a current receivable of $ 3,174 thousand and $ 5,622 thousand and a non-current receivable of $ 6,465 thousand and $ 17,095 thousand, respectively. Interest accrued at June 30, 2002 and 2001 amounts to $ 607 thousand and $ 1,037 thousand and has been recognized as financial and holding results from assets in the income statements for these periods.

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Federal Capital. On July 14, 2000 ENARGAS issued Resolution N° 1,787 rejecting MetroGAS' claim. On August 23, 2000 the Company filed an administrative recourse. At the date of approval of these financial statements, the claim made by MetroGAS was pending resolution by ENARGAS.

15.2 Stamp Tax

On April 4, 2001, the tax authorities of Neuquén notified MetroGAS of the final determination with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is liable for an amount to $ 48.1 million (including fine and interests).

Additionally, Neuquén asserted that MetroGAS is liable for stamp tax of $ 23.8 million (including fine and interests) in respect of transportation contracts entered into after the privatization of GdE.

Besides, on January 26, 2000, the tax authorities of Neuquén informed MetroGAS that it was liable for stamp taxes of $14.5 million with respect to Tacit Acceptance Contracts between several gas companies and MetroGAS executed after the privatization of Gas del Estado.

MetroGAS filed a declaratory action against the Province of Neuquén with the Supreme Court of Justice of Argentina to determine the validity of the claims made by the Province of Neuquén and to request the Court, on the basis of similar cases, to order an injunction. The Court upheld the request and instructed Nequén not to collect the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS the final determination made by Rio Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE, respectively. MetroGAS is responsible for an amount of $ 148.2 million (including fine and interests). Accordingly, TGS filed a declaratory action against Rio Negro with the Supreme Court of Justice of Argentina and obtained an injunction as a consequence of which Rio Negro has suspend all the collection proceedings until the final ruling is issued.

The Ministry of Economy has acknowledged, in a letter dated October 7, 1998, the Argentine Government's responsibility for stamp taxes accruing prior to December 28, 1992, date of the privatization of Gas del Estado.

Besides, ENARGAS has notified the Ministry of Economy and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by the Supreme Court of Justice of Argentina, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and/or legal actions to contest the claims of the Province of Neuquén in respect of stamp taxes.

The Company believes the application of this tax is illegitimate because, according to the instrumental nature of the stamp tax, it applies only to written documents (i) that contain an offer and an express acceptance by the other party in the same document or (ii) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

Based on the above-mentioned MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance, considering that these are not taxable.

15.3. Others

At the date of approval of these financial statements, there are discrepancies between the Company and the regulatory authorities as to the interpretation of various matters. After an in depth study of such discrepancies, the Company considers that the final resolution of these situations will not have any material impact that has not been taken into consideration in the financial statements as of June 30, 2002.

William Harvey Adamson
President

Free translation from the original prepared in Spanish for publication in Argentina

EXHIBIT A

METROGAS S.A.

FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION (1)					NET BOOK VALUE
								FOR THE YEAR			
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENT	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	ANNUAL RATE	AMOUNT (2)	ACCUMULATED AT END OF PERIOD	
	Thousands of $										
Land	15,020	-	268	-	15,288	-	-	-	-	-	15,288
Building and civil constructions	66,043	-	7	-	66,050	10,226	-	2%	797	11,023	55,027
High pressure mains	233,018	-	587	-	233,605	84,630	-	2.22% a 10%	4,384	89,014	144,591
Medium and low pressure mains	1,250,595	-	15,317	(674)	1,265,238	218,839	(102)	1.19% a 10%	15,163	233,900	1,031,338
Pressure regulating stations	46,781	-	1,127	-	47,908	16,418	-	4% a 12.5%	1,217	17,635	30,273
Consumption measurement installations	312,387	-	188	-	312,575	52,703	-	2.85% a 5%	3,409	56,112	256,463
Other technical installations	41,429	-	100	-	41,529	16,198	-	6.67%	1,287	17,485	24,044
Machinery, equipment and tools	21,718	-	75	-	21,793	15,001	-	6.67% a 20%	951	15,952	5,841
Computer and telecommunications equipment	102,113	-	90	(16)	102,187	85,713	(15)	5% a 50%	5,376	91,074	11,113
Vehicles	10,490	-	-	(498)	9,992	8,199	(498)	10% a 20%	320	8,021	1,971
Furniture and fixtures	4,816	-	12	-	4,828	4,068	-	10% a 20%	211	4,279	549
Materials	35,891	1,661	(1,558)	(30,715)	5,279	-	-	-	-	-	5,279
Line Pack	190	-	-	-	190	-	-	-	-	-	190
Work in progress	105,313	12,263	(17,174)	-	100,402	-	-	-	-	-	100,402
Advances to fixed assets suppliers	1,473	5	(240)	-	1,238	-	-	-	-	-	1,238
Subtotal	2,247,277	13,929	(1,201)	(31,903)	2,228,102	511,995	(615)	-	33,115	544,495	1,683,607
Distribution network extensions constructed by third parties	42,846	-	1,229	-	44,075	4,083	-	1.82% to 2.38%	15	4,098	39,977
Offsetting item for distribution network extensions	(542)	-	(27)	-	(569)	(5)	-	2% to 2.38%	-	(5)	(564)
Allowance for obsolescence of materials (Exhibit E)	(260)	(169)	-	-	(429)	-	-	-	-	-	(429)
Total as of June 30, 2002	2,289,321	13,760	-	(31,903)	2,271,179	516,073	(615)	-	33,130	548,588	1,722,591
Total as of June 30, 2001	2,172,566	69,663	-	(3,872)	2,238,357	449,765	(940)	-	33,417	482,242	1,756,115

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

William Harvey Adamson
President

Free translation from the original prepared in Spanish for publication in Argentina

EXHIBIT B

METROGAS S.A.

FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

INTANGIBLE ASSETS

MAIN ACCOUNT	ORIGINAL COST			AMORTIZATION				NET BOOK VALUE
	AT BEGINNING OF YEAR	INCREASE	AT END OF PERIOD	AT BEGINNING OF YEAR	ANNUAL RATE	FOR THE PERIOD (a)	AT END OF PERIOD	
	Thousands of $				%	Thousands of $		
Organization charges and others	105,230	-	105,230	105,230	20	-	105,230	-
Research expenses	4,122	-	4,122	2,748	33	687	3,435	687
Long-term financial operations expenses	21,651	430	22,081	17,074	(b)	1,325	18,399	3,682
Total as of June 30, 2002	131,003	430	131,433	125,052	-	2,012	127,064	4,369
Total as of June 30, 2001	126,859	3,964	130,823	115,197	-	4,884	120,081	10,742

Note:

(a) Intangible assets amortization has been included in Exhibit H.

(b) The depreciation rates were estimated in accordance with the debt maturity.

William Harvey Adamson
President

EXHIBIT C

METROGAS S.A.

FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

INVESTMENTS

ISSUER	TYPE OF SECURITY	FACE VALUE	QUANTITY	LISTED PRICE AS OF JUNE 30, 2002	FACE VALUE PLUS ACCRUED INTEREST	BOOK VALUE AS OF JUNE 30, 2002	BOOK VALUE AS OF JUNE 30, 2001
			Thousands		Thousands of $		
CURRENT INVESTMENTS							
Government Securities							
Treasury bills - Patacones	-	1	1,258	1	1,258	1,258	-
Treasury bills - Lecop	-	1	690	1	690	690	-
Total					1,948	1,948	-

William Harvey Adamson
President

Free translation from the original prepared in Spanish for publication in Argentina

EXHIBIT D

METROGAS S.A.

FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

OTHER INVESTMENTS

MAIN ACCOUNT	June 30, 2002			June 30, 2001		
	FACE VALUE	ACCRUED INTEREST	BOOK VALUE	FACE VALUE	ACCRUED INTEREST	BOOK VALUE
	Thousands of $					
ASSETS						
CURRENT ASSETS						
Saving account deposits	1	-	1	-	-	-
Total	1	-	1	-	-	-

William Harvey Adamson
President

Free translation from the original prepared in Spanish for publication in Argentina

EXHIBIT E

METROGAS S.A.

FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

ALLOWANCES

MAIN ACCOUNT	June 30, 2002					June 30, 2001
	AT BEGINNING OF YEAR	INCREASE	RESULTS OF EXPOSURE TO INFLATION	DECREASE	BALANCE AT END OF PERIOD	BALANCE AT END OF PERIOD
	Thousands of $					
Deducted from assets						
For doubtful accounts	63,783	(a)19,063	(34,068)	-	48,778	61,150
For obsolescence of materials						
Inventories	877	27	(455)	-	449	1,371
Fixed assets	260	169	-	-	429	3,014
Valuation allowance on deferred income tax assets	-	(b) 189,751			189,751	-
Total	64,920	209,010	(34,523)	-	239,407	65,535
Included in the liabilities						
Contingencies reserve	1,461	-	(713)	(21)	727	1,807
Total	1,461	-	(713)	(21)	727	1,807

Note:
(a) Increase in allowance for doubtful accounts has been included in Exhibit H.
(b) El destino contable del aumento del periodo de la Previsión por desvalorización de activo impositivo diferido se expone en la línea de impuesto a las ganancias en el estado de resultados.

William Harvey Adamson
President

EXHIBIT F

METROGAS S.A.

OPERATING COST

FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

MAIN ACCOUNT	June 30, 2002	June 30, 2001
Stock at the beggining of the year		
Natural Gas	-	-
Processed Natural Gas	-	-
	-	-
Plus		
Purchases		
Gas for distribution	88,134	177,599
Gas for processing	2,661	-
	90,795	177,599
Transportation for customers	136,359	208,703
Transportation for gas processing	1,619	3,167
	137,978	211,870
Operating Costs (Exhibit H)		
Gas sales	44,742	55,385
Processed Natural Gas	55	76
	44,797	55,461
Less		
Stock at the end of the period		
Natural Gas	-	-
Processed Natural Gas	-	-
	-	-
Operating Cost	273,570	444,930
Natural Gas	269,235	441,687
Processed Natural Gas	4,335	3,243

William Harvey Adamson
President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

EXHIBIT G

FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

FOREIGN CURRENCY ASSETS AND LIABILITIES

MAIN ACCOUNT	June 30, 2002				June 30, 2001		
	FOREIGN CURRENCY AND AMOUNT		EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT		BOOK VALUE
	Thousands of		$	Thousands of $	Thousands of		Thousands of $
ASSETS							
CURRENT ASSETS							
Cash and banks							
Cash	US$	2	3.7000	6	US$	2	4
Banks	US$	52	3.7000	191	US$	92	180
Other receivables							
Other receivables	US$	5	3.7000	17	US$	150	293
Total Current Assets				214			477
TOTAL ASSETS				214			477
LIABILITIES							
CURRENT LIABILITIES							
Accounts Payable							
Gas purchases	US$	30,705	(b)	30,705	US$	23,887	46,664
Other purchases and services	US$	151	3.8000	572			-
Affiliate companies	US$	181	3.8000	688			-
Affiliate companies - gas purchases	US$	5,862	(b)	5,862	US$	4,037	7,886
Financial debts							
Secured overdrafts with foreign financial institutions	US$	50,000	3.8000	190,000	US$	50,000	97,677
Overdrafts with the Argentine financial institutions				-	US$	30,499	59,607
Negotiable bonds (face value)	US$	100,000	3.8000	380,000			-
	Euros	110,000 (a)	3.7609	413,695			-
Swap effect	US$	(14,432) (a)	3.8000	(54,842)			-
Interests and prepaid expenses				-	US$	(252)	(492)
Interests payable - Secured overdrafts with foreign financial institutions	US$	12,327	3.8000	46,844	US$	3,293	6,433
	Euros	6,220	3.7609	23,391	Euros	6,220	10,295
Swap effect	US$	389	3.8000	1,480	US$	1,275	2,491
Interest payable - Overdrafts with the Argentine financial institutions				-	US$	17	33
Total Current Liabilities				1,038,395			230,594
NON-CURRENT LIABILITIES							
Financial debts							
Negotiable bonds (face value)	US$	130,000	3.8000	494,000	US$	215,000	420,012
					Euros	110,000 (a)	182,076
Swap effect				-	US$	1,232 (a)	2,407
Total Non-Current Liabilities				494,000			604,495
TOTAL LIABILITIES				1,532,395			835,089

US$: United States Dollars

(a) See Note 9

(b) See Note 2

William Harvey Adamson

President

Free translation from the original prepared in Spanish for publication in Argentina

EXHIBIT H

METROGAS S.A.

FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

EXPENSES INCURRED

MAIN ACCOUNT	June 30, 2002							June 30, 2001
	FIXED ASSETS EXPENSES	OPERATING COSTS		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	OTHER FINANCING AND HOLDING RESULTS FROM LIABILITIES	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS					
	Thousand of $							
Payroll and other employees benefits	1,976	6,789	-	10,521	6,548	-	25,834	35,822
Social security contributions	727	1,722	-	1,512	1,948	-	5,909	8,664
Directors' and members of Surveillance committee fee	-	-	-	16	-	-	16	23
Fees for professional services	-	132	-	1,444	397	-	1,973	1,893
Technical operator's fees	-	2,865	-	-	-	-	2,865	6,744
Sundry Materials	16	1,032	-	-	-	-	1,048	1,703
Fees for sundry services	11	820	-	619	2,274	-	3,724	4,313
Postage, telephone and fax	2	101	-	661	1,281	-	2,045	2,764
Leases	-	1	-	2,209	599	-	2,809	3,216
Transportation and freight charges	-	-	-	119	-	-	119	148
Office materials	1	101	-	624	124	-	850	1,680
Travelling expenses	13	64	-	160	38	-	275	365
Insurance premium	-	-	-	1,055	-	-	1,055	1,485
Fixed assets maintenance	28	2,915	-	1,809	116	-	4,868	7,578
Fixed assets depreciation	-	26,710	-	6,420	-	-	33,130	33,417
Intangible assets amortization	-	-	-	2,012	-	-	2,012	4,884
Taxes, rates and contributions	4	488	55	2,262	22	-	2,831	6,734
Publicity	-	-	-	-	260	-	260	1,532
Allowance for doubtful accounts	-	-	-	-	19,063	-	19,063	5,976
Bank expenses and commissions	-	-	-	38	2,408	-	2,446	3,737
Interest on Comercial Operations	-	-	-	-	-	58	58	107
Interest on Financial Operations	2,873	-	-	-	-	58,170	61,043	30,964
Exchange losses	-	-	-	-	-	704,515	704,515	68
Others	-	1,002	-	7,227	121	320	8,670	6,021
Total as of June 30, 2002	5,651	44,742	55	38,708	35,199	763,063	887,418	169,838

Total as of June 30, 2001	8,488	55,385	76	46,694	29,571	29,624	169,838

William Harvey Adamson
President

METROGAS S.A.

FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001

SUMMARY OF ACTIVITY REQUIRED BY RESOLUTION N° 368/01 ISSUED BY THE COMISION NACIONAL DE VALORES

Significant accounting policies

The information contained in this Summary of Activity Report has been prepared in accordance with Resolution No. 368/01 issued by the Comisión Nacional de Valores ("CNV") and should be read together with the attached financial statements as of June 30, 2002 and 2001, which have been prepared in accordance with Argentine GAAP.

The financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to generally accepted accounting principles and control body requiriments, the restatement for inflation has been discontinued through December 31, 2001. In accordance with CNV General Resolution N° 415 dated July 25, 2002 financial statements should be expresed in constant Argentine pesos and restated for inflation since January 1st, 2002. For this purpose, FACPCE Resolution N° 6 has been adpoted, considering that accounting measuraments restated as of August 31, 1995, as well as those corresponding to the period as from that date to December 31, 2001, will be considered restated as at this last date.

Balances as of June 30, 2001, disclosed in this financial statements for comparative purposes have been restated for inflation as of June 30, 2002.

Accordingly, conversion factors derived from the internal wholesale price index ("IPIM") , issued by the Nationnal Institute of Statistics and Census ("INDEC"), have been used. The inflation rate for the period amounted to 95% in accordance to the mentioned index.

The Argentine Economic Scenario and its impact on the Company

As from the sanction of the Emergency Law and subsequent decrees, MetroGAS activity has been significantly affected. According to Note 2 to the financial statements, the Company's management is currently defining and implementing an action plan in order to reverse the severe impact of the scenario on the results of the Company's operations. The above-mentioned Note 2 to the financial statements describes the economic scenario, the impacts of the Emergency Law and subsequent decrees and the uncertainties caused on the Company's future results.

General

MetroGAS sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS sales and earnings, are significantly higher during the winter months (from May to September), owing to the larger gas sales volumes and the tariff mix that affects revenues and gross profit.

On June 30, 1997 ENARGAS issued Resolution N° 464/97 approving the maximum tariffs for MetroGAS corresponding to the 1998/2002 period.

This Regulatory Authority established the percentage variation of the "X" Efficiency Factor at 4.7% and the "K" Factor. Under the tariff tables effective as from July 1, 1998 to July 1, 2001, the "K" Factor was applied to residential, small and medium-sized commercial and industrial consumers (general P and general G), sub-distributors and natural compressed gas tariffs. As of June 30, 2002 the accumulated "K" Factor included in tariffs amounted to an average rate of 3.1% for each customer category.

Additionally, as a result of (i) the Argentine financial crisis which limited the ability of the Federal Government to honour its obligations as well as access to credit facilities and led to a formal sovereign debt default declaration in December 2001, and (ii) the subsequent passing of the Emergency Law, passing PPI on to tariffs (see Note 8.3.), as rightfully claimed by the company, becomes impracticable. Both a transfer to the tariffs as well as the possibility of recovery through the Federal Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the above mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of PPI adjustments were reversed in the financial statements as of December 31, 2001 as an "Extraordinary Loss" item.

The above mentioned reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

Additionally, since January 1, 2002 MetroGAS has discontinued the accrual of PPI based on the description above-mentioned.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the PPI adjustment. Consequently, MetroGAS has filed and administrative action, that as of the date of issuance of these financial statements is pending resolution.

Analysis of Operations for the six-month periods ended June 30, 2002 and 2001

The six-month period ended June 30, 2002 was characterized by changes in the mix sales to power plants, increasing volumes delivered under transportation and distribution services and decreasing volumes of sales of gas. Additionally, the electricity demand decreased with respect to the same period of the previous year. Consequently, the volumes of gas delivered to power plants decreased.

The Company's net sales during the six-month period ended June 30, 2002 decreased by 42.5% and operating costs decreased by 38.5% compared to the same period of the previous year, resulting in a $87,500 thousand reduction in the gross income, decreasing to $76,536 thousand in 2002 compared to $164,036 thousand in the same period of the previous year. An operating income of $2,629 thousand was recorded in the six month-period ended June 30, 2002 compared to $87,771 thousand recorded in the same period of the previous year.

The Company's net loss corresponding to the six-month period ended June 30, 2002 amounted to $ 642,818 thousand compared to a net income of $ 40,239 thousand in the same period of the previous year.

Operating results and financial condition

Net sales

Total net sales decreased by 42.5% during the six-month period ended June 30, 2002, amounting to $ 350,106 thousand compared to $ 608,966 thousand in the same period of 2001. This reduction was mainly due to the decrease in net sales to residential customers, net sales to industrial, commercial and governmental customers and net sales to power plants, amounting to $ 150,160 thousand, $ 51,805 thousand and $ 34,766 thousand, respectively. Moreover, net sales of compressed natural gas ("CNG") and liquid gas processing sales also decreased, amounting to $ 19,228 thousand and $2,901 thousand, respectively.

Sales volume to residential customers during the six-month period ended June 30, 2002 decreased by 3.1% compared to the same period of the previous year although lower temperatures were registered during the first semester of 2002 due to a lower daily consumption per capita. Nevertheless, net sales to residential customers decreased by 41.9% from $ 358,259 thousand during the six-month period ended June 30, 2001 to $ 208,099 thousand in the same period of 2002. This reduction was mainly due the PPI accrual included in net sales as of June 30, 2001 and the restatement for inflation of 2001 figures that exceeded significantly the increase in tariffs for the first half of 2002. Consequently, this situation is worsening the decrease in volumes of gas delivered to these categories of customers.

Net sales of gas and transportation and distribution services to power plants decreased by 52.8% compared to the same period of the previous year. Volumes delivered to these customers decreased by 11.1% during the first semester of 2002 compared to the same period of the previous year. This decrease was mainly due to an important reduction in the electricity demand during the first semester of 2002 compared to the same period of the previous year. It is worth mentioning that the higher decrease in net sales to this customer category is due to the higher increase in the IPIM used for the restatement for inflation of net sales corresponding to the first semester 2001 with respect to the increase in tariffs and in a lower extent to the change in mix of sales, decreasing the volumes of sales of gas and increasing the volumes delivered under transportation and distribution services which are sold at a lower tariff.

Due to the lower level of economic activity in Argentina since the beginning of 1999, and worsen by the recent economic crisis, volumes delivered to industrial, commercial and governmental customers decreased by 6.1% during the six-month period ended June 30, 2002 compared to the same period of the previous year. Nevertheless, net gas sales and transportation and distribution services to this users category decreased by 42.5% during the first semester of 2002 compared to the same period of the previous year. This decrease is mainly due to the PPI accrual included in net sales as of June 30, 2001 and the restatement for inflation of these figures using the IPIM that exceded significantly the increase in tariffs and in a lower extent to the change in mix of sales, decreasing the volumes of sales of gas and increasing the volumes delivered under transportation and distribution services which are sold at a lower tariff.

Net sales of CNG decreased by 37.6% during the first semester of 2002 compared to the same period of the previous year, mainly due to the PPI accrual included in net sales as of June 30, 2001 and the restatement for inflation as above-mentioned. Volumes of CNG delivered during the first semester of 2002 decreased by 3.7% compared to the same period of the previous year, as a consequence of the decrease in fuel sales due to the current economic recession.

Volumes available for processing during the first semester of 2002, increase by 22.9% and net sales decrease by 24.5% due to the restatement for inflation of net sales corresponding to the first semester of 2001 as above-mentioned.

The accrued revenues during the six-month period ended June 30, 2001, which are included for comparative purposes, includes the deferral of the billing of the PPI adjustment to tariffs (see Note 8.3. to the financial statements) amounted to $38,446 thousand.

The following table shows the Company's net sales by customer category for the six-month periods ended June 30, 2002 and 2001, in thousands of pesos:

	For the period ended June 30, 2002	% of Net Sales	For the period ended June 30, 2001	% of Net Sales
Gas sales:				
Residential	208,099	59.4	358,259	58.8
Power Plants	13	-	25,683	4.2
Industrial, Commercial and Governmental	58,042	16.6	103,497	17.0
Compressed Natural Gas	31,873	9.1	51,101	8.4
Subtotal	298,027	85.1	538,540	88.4
Transportation and Distribution Services				
- Power plants	31,122	8.9	40,218	6.6
- Industrial, Commercial and Governmental	12,029	3.4	18,379	3.0
Subtotal	43,151	12.3	58,597	9.6
Processed Natural Gas	8,928	2.6	11,829	2.0
Net sales	**350,106**	**100.0**	**608,966**	**100.0**

The following table shows the Company's natural gas sales and transportation and distribution services volume by customer category for the six-month periods ended June 30, 2002 and 2001, in millions of cubic meters:

	For the period ended June 30, 2002	% of Volume of Gas Delivered	For the period ended June 30, 2001	% of Volume of Gas Delivered
Gas sales:				
Residential	749.8	25.1	773.8	24.2
Power Plants	0.2	-	191.9	6.0
Industrial, Commercial and Governmental	337.1	11.3	391.1	12.2
Compressed Natural Gas	238.4	8.0	247.6	7.7
Subtotal	1,325.5	44.4	1,604.4	50.1
Transportation and Distribution Services				
- Power plants	1,347.7	45.2	1,325.1	41.3
- Industrial, Commercial and Governmental	225.1	7.5	207.8	6.5
Subtotal	1,572.8	52.7	1,532.9	47.8
Processed Natural Gas	84.1	2.9	68.4	2.1
Total volume of gas delivered	**2,982.4**	**100.0**	**3,205.7**	**100.0**

Operating Costs

Operating costs totalled $273,570 thousand during the six-month period ended June 30, 2002, representing a 38.5% decrease compared to $444,930 thousand registered in the same period of the previous year. This decrease was primarily due to a decrease in volumes of gas purchases and transportation costs. It is worth mentioning that operating costs for the first semester of 2001 were restated for inflation using the IPIM that exceeded significantly the real increase of these costs for the first semester of 2002.

During the first semester of 2002, 1,537.9 million of cubic meters were acquired representing a decrease of 15.0% with respect to the gas volumes purchased in the same period of 2001. This decrease in volumes purchased is mainly due to the change in mix of sales to power plants and industrial, commercial and governmental customers, increasing volumes delivered under transportation and distribution services and decreasing volumes of sales of gas which are sold at a higher tariff as a consequence of the cost of gas included in it. Furthermore, the decrease in volumes purchased is due to the decrease in volumes delivered to residential customers and CNG customers. Consequently, gas costs decreased by 48.9%.

Gas transportation costs decreased 34.9% from $211,870 thousand during the six-month period ended June 30, 2001 to $137,978 thousand during the same period of 2002. In addition to the restatement for inflation on costs as mentioned above, this decrease was due to the deferral of the billing of the PPI adjustments to tariffs (see Note 8.3. to the financial statements) included in the accrued transportation costs during the six-month period ended June 30, 2001, that amounted to $ 20,233 thousand.

During the six-month period ended June 30, 2002 and 2001, the Company capitalized $ 2,778 thousand and $ 5,019 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company's operating costs by type of expense for the six-month periods ended June 30, 2002 and 2001, in thousands of pesos:

	For the period ended June 30, 2002	% of Total Operating Expenses	For the period ended June 30, 2001	% of Total Operating Expenses
Gas purchases	90,795	33.2	177,599	39.9
Gas transportation	137,978	50.4	211,870	47.6
Depreciation of Fixed Assets	26,710	9.8	26,340	5.9
Payroll and social contributions	11,214	4.1	15,935	3.6
Operations and maintenance	2,943	1.1	4,925	1.1
Technical operator's fee	2,865	1.0	6,744	1.5
Sundry Materials	1,048	0.4	1,703	0.4
Fees for sundry services	831	0.3	1,196	0.3
Other operating costs	1,964	0.7	3,638	0.8
Capitalization of Operating Costs in Fixed Assets	(2,778)	(1.0)	(5,019)	(1.1)
Total	**273,570**	**100.0**	**444,930**	**100.0**

Administrative Expenses

Administrative expenses decreased by 17.1% from $ 46,694 thousand during the six month period ended June 30, 2001 to $ 38,708 thousand recorded in the same period of 2002. This decrease is due to the restatement for inflation of administrative expenses for the first semester 2001 using the IPIM that increase significantly the real increase of these expenses for the same period of 2002, parcially offset by the increase in certain provisions.

Selling Expenses

Selling expenses increased by 19.0% from $ 29,571 thousand during the six-month period ended June 30, 2001 to $ 35,199 thousand in the same period of 2002. This increase resulted mainly as a consequence of the increase in allowance for doubtful accounts based on the Company's estimates of collection, partially offset by the restatement for inflation of selling expenses for the first semester 2001 using the IPIM that exceeded the real increase in these costs during the same period of 2002.

Financing and Holding Results

Net financing and holding results totalled a loss of $ 828,356 thousand during the six-month period ended June 30, 2002 compared to $ 24,287 thousand in the same period of the previous year.

This increase was mainly derived from an increase in loss from financial and holding results generated by liabilities amounting to $ 626,354 thousand compared to the same period of 2001, principally resulting from exchange losses generated by foreign-currency denominated financial debt with institutions out of the Argentine financial system due to the peso devaluation, partially offset by the results for exposure to inflation generated by liabilities. Additionally, financial and holding results generated by assets amounted to a loss of $ 172,378 thousand for the first semester 2002 compared to an income of $ 5,337 thousand for the same period of last year, principally due to the results for exposure to inflation generated by assets.

Other Income and Expenses

Other income and expenses , recorded an income of $ 337 thousand during the six-month period ended June 30, 2002 compared to a loss of $ 322 thousand recorded in the same period of the previous year mainly due to sales of warehouse materials and lower fines.

Income Tax on ordinary income

Until December 31, 2001 income tax was recorded on the basis of the estimated tax liability for each fiscal year, calculated pursuant to the procedures set forth by applicable tax provisions. As from 2002 fiscal year, income tax is recorded under the deferred income tax methodology (see Note 3.2.f to financial statements).

During the six-month period ended June 30, 2002, the Company accrued an income of $ 182,572 thousand for income tax compared to a loss of $ 22,923 thousand for the same period of the previous year. This variation is due to the income tax loss carryforwards for the period, and the deferred income tax assets generated by the exchange losses, deductible for income tax purposes according to the Emergency Law (see Note 2 to the financial statements) partially offset by a valuation allowance against these deferred assets.

Net cash provided by operating activities

Net cash provided by operating activities amounted to $ 4,654 thousand during the six-month period ended June 30, 2002 and during the same period of the previous year net cash used in operating activities amounted to $ 12,566 thousand. This increase in funds provided by operating activities is mainly due to the decrease in trade receivables, the suspension of interest payments related to the financial debt, partially offset by the decrease in accounts payable and taxable payable.

Net cash used in investing activities

Net cash used in investing activities totaled $ 11,056 thousand during the six-month period ended June 30, 2002 compared to $ 66,722 thousand used during the same period of the previous year, representing a decrease in the investment level in fixed assets.

Net cash provided by financing activities

As a consequence of the impacts of the Emergency Law and its subsequent decrees impact in the Argentine financial system and in the Company financial situation, financing activities did not generate a variation of cash flows during the six-month period ended June 30, 2002, compared to $ 78,206 thousand provided during the same period of the previous year.

Liquidity and capital resources

Financing

As of June 30, 2002, the total indebtedness of the Company was $ 1,550,827 thousand.

The Shareholders' Extraordinary Meeting held on December 22, 1998 approved the creation of a Global Program for issuing simple non-convertible Short and Medium-Term Negotiable Corporate Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currencies combination) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Corporate Bonds of MetroGAS.

On March 27, 2000, the Company has placed and issued, under the new Negotiable Corporate Bonds Global Program, its Series A Notes with a face amount of US$ 100 million, at a price equivalent to 99.677% of the face value, with an interest rate of 9.875% per annum, payable semiannually and maturity on April 2003. The Series A Notes have been authorized for listing on the Buenos Aires Stock Exchange on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS has placed and issued euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate from the date of the issuance), maturing in 2002, for a price equivalent to 99.9% of the face value, which shall earn interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000. The Company has entered into a future euro purchase agreement in order to manage its exposure to the devaluation of the US dollar with respect to the euro. Accordingly, in such agreement an exchange rate was fixed (0.8585 Euros per US dolar) at the interests cancellation date and the maturity date of the Series.

On May 7, 2001, MetroGAS issued US$130 million Series C Notes, out of which US$115 million were placed at the moment of the issuance and the remaining U$S 15 million were placed on August 7, 2001, maturing in 2004, at a price equal to 100% of the face value with a floating rate of LIBOR plus 2.625% up to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company as they are to most of the Argentine companies.

Upon reaching agreement with the Government on the contractual arrangements resulting from the legally required renegotiation, MetroGAS intends to develop and to propose to its financial creditors a comprehensive plan to restructure all of the Company's financial indebtedness.

MetroGAS has retained J.P. Morgan Securities Inc. and legal advisors under Argentine and New York Law in order to assist the Company with the development of such restructuring plan.

Due to the payment suspension announcement, the Company has defaulted capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. In this situation, certain long-term debts may become due and payable upon creditors request. This circumstance has not occurred as of the date of submission of these financial statements. The offering memorandums and overdrafts agreements include additional interest clauses in case of default in payments of about 2% annually.

On March 26, 2002, Buenos Aires Stock exchange decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading due to the above-mentioned.

On March 27, 2002, Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Subsequently, as of June 30, 2002, MetroGAS made an early termination of the euro-currency swap above-mentioned. The funds obtained were used to make an extraordinary, one-time payment on its accrued interest until April 30, 2002 correponding to the Negotiable Corporate bonds, as well as the interest corresponding to the remaining financial debt. The Company believes that these payments resulted in its financial creditors are being treated equitably with respect to the total amount paid.

Capitalization

The Company's total capitalization at June 30, 2002 amounted to $2,043,453 thousand, consisting of $1,056,827 thousand short-term debt, $494,000 thousand long-term debt and shareholders' equity of $492,626 thousand.

Comparative Balance Sheet

In order to appraise the development of the Company's activities, the table below sets forth comparative balance sheet information from the Company's financial statements as of June 30, 2002, 2001, 2000, 1999 and 1998.

	06.30.02	06.30.01	06.30.00	06.30.99	06.30.98
			Balance Sheet		
			Thousands of $		
Current Assets	218,580	405,110	363,613	377,224	362,105
Non-current Assets	1,917,428	1,829,532	1,746,145	1,749,071	1,734,136
Total Assets	2,136,008	2,234,642	2,109,758	2,126,295	2,096,241
Current Liabilities	1,149,382	425,019	736,090	442,790	420,284
Non-current Liabilities	494,000	634,029	213,325	540,124	546,615
Total Liabilities	1,643,382	1,059,048	949,415	982,914	966,899
Shareholders' Equity	492,626	1,175,594	1,160,343	1,143,381	1,129,342
Total	2,136,008	2,234,642	2,109,758	2,126,295	2,096,241

Comparative Results

The table below contains a summary of the income statements for the six-month periods ended June 30, 2002, 2001, 2000, 1999 and 1998.

	06.30.02	06.30.01	06.30.00	06.30.99	06.30.98
	Thousands of $				
Gross Profit	76,536	164,036	166,364	147,635	113,964
Administration and Commercialization expenses	(73,907)	(76,265)	(82,047)	(79,804)	(71,191)
Operating Income	2,629	87,771	84,317	67,831	42,773
Financial results	(828,356)	(24,287)	(26,451)	(27,098)	(26,633)
Other Income (Expenses)	337	(322)	25	(404)	1,319
(Loss) Income before tax	(825,390)	63,162	57,891	40,329	17,459
Income tax	182,572	(22,923)	(21,032)	(15,164)	(6,676)
Net (Loss) Income	(642,818)	40,239	36,859	25,165	10,783

Comparative Statistical Data

The table below shows a summary of operating data for the years ended June 30, 2002, 2001, 2000, 1999 and 1998.

	06.30.02	06.30.01	06.30.00	06.30.99	06.30.98
	Volumes				
	Thousands of cubic meters				
Gas purchased by MetroGAS	1,537,911	1,809,593	2,674,109	2,774,068	2,019,157
Gas contracted by third parties	1,790,606	1,744,494	1,132,589	523,891	600,427
	3,328,517	3,554,087	3,806,698	3,297,959	2,619,584
Volume of gas withheld:					
- Transportation	(253,207)	(270,941)	(170,038)	(183,712)	(177,480)
- Loss in distribution	(87,714)	(73,952)	(91,799)	(85,778)	(72,601)
- Transportation and processing gas production	(5,200)	(3,497)	(10,506)	(11,793)	(15,119)
Volume of gas delivered	2,982,396	3,205,697	3,534,355	3,016,676	2,354,384

Comparative ratios

The table below contains certain financial ratios as of June 30, 2002, 2001, 2000, 1999 and 1998.

	06.30.02	06.30.01	06.30.00	06.30.99	06.30.98
Liquidity	0.19	0.95	0.49	0.85	0.86
Indebtedness	3.34	0.90	0.82	0.86	0.86

Other information

The table below contains information regarding the price per share of the Company's Common Shares and its ADSs:

		Share Price on the Buenos Aires Stock Exchange (1)	Share Price of ADSs on the New York Stock Exchange (1)
		$	U$S
Closing price		1.30	13.00
December	1994	1.03	10.12
December	1995	0.98	9.75
December	1996	0.94	9.38
March (2)	1997	1.05	11.38
June	1997	1.01	10.00
September	1997	0.86	8.50
December	1997	0.77	7.75
March	1998	0.93	9.25
June	1998	0.90	8.81
September	1998	0.80	7.88
December	1998	0.85	8.13
March	1999	0.79	8.00
June	1999	0.88	8.44
September	1999	0.93	9.25
December	1999	0.89	8.75
March	2000	0.91	8.63
June	2000	0.88	8.75
September	2000	0.91	9.25
December	2000	0.84	8.06
March	2001	0.79	8.00
June	2001	0.69	6.80
September	2001	0.58	6.30
December	2001	0.68	6.50
January	2002	1.05	4.70
February	2002	0.96	4.14
March	2002	0.75	3.30
April	2002	0.64	2.30
May	2002	0.66	1.86
June	2002	0.57	1.30

(1) Prices on the last business day of the month.
(2) On March 12, 1997, the Shareholders' Extraordinary Meeting of the Company approved the capitalization of the capital stock adjustment, and the number of listed shares was increased from 199,886,815 to 221,976,771.

Outlook of MetroGAS

Based on the economic situation and the provisions issued by the National Government, which include the modification of MetroGAS' Regulatory Framework, the Company will concentrate its efforts towards ensuring business continuity, maintaining the quality of gas supplies and meeting the Basic Licence Rules. Finally, and depending on the outcome of the renegotiation of the Licence, MetroGAS will define its future strategy.

Buenos Aires, August 16, 2002

William Harvey Adamson
President